UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Weis Markets, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

948849-10-4
(CUSIP Number)

EKTJ Management LLC
Kathryn J. Zox
Thomas H. Platz
James A. Platz
c/o George Cox
Gross, Mendelsohn & Associates
36 South Charles Street, 18th Floor
Baltimore, Maryland 21201
(410) 685-5512
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 26, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
EKTJ Management LLC
2. Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization Maryland
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 1,400,000 (see Item 5)
8. Shared Voting Power 0 (see Item 5)
9. Sole Dispositive Power 1,400,000 (see Item 5)
10. Shared Dispositive Power 0 (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,000 (see Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (See Item 5)
13. Percent of Class Represented by Amount in Row (11) 5.2% (see Item 5)
14. Type of Reporting Person OO

1. Names of Reporting Persons
Kathryn J. Zox
2. Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 870,269 (see Item 5)
8. Shared Voting Power 0 (see Item 5)
9. Sole Dispositive Power 870,269 (see Item 5)
10. Shared Dispositive Power 0 (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 870,269 (see Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (See Item 5)
13. Percent of Class Represented by Amount in Row (11) 3.2% (see Item 5)
14. Type of Reporting Person IN

1. Names of Reporting Persons
Thomas H. Platz
2. Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 903,467 (see Item 5)
8. Shared Voting Power 0 (see Item 5)
9. Sole Dispositive Power 903,467 (see Item 5)
10. Shared Dispositive Power 0 (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 903,467 (see Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (See Item 5)
13. Percent of Class Represented by Amount in Row (11) 3.4% (see Item 5)
14. Type of Reporting Person IN

1. Names of Reporting Persons
James A. Platz
2. Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 916,667 (see Item 5)
8. Shared Voting Power 0 (see Item 5)
9. Sole Dispositive Power 916,667 (see Item 5)
10. Shared Dispositive Power 0 (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person 916,667 (see Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X] (See Item 5)
13. Percent of Class Represented by Amount in Row (11) 3.4% (see Item 5)
14. Type of Reporting Person IN

This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D first filed with the Securities and Exchange Commission on November 12, 2004 (the "Schedule 13D"), and is filed by EKTJ Management LLC, Kathryn J. Zox, Thomas H. Platz and James A. Platz (sometimes referred to herein individually as a "Reporting Person" or collectively as the "Reporting Persons"), with respect to the Common Stock, no par value (the "Common Stock"), of Weis Markets, Inc. (the "Company").

ITEM 2. IDENTITY AND BACKGROUND

Kathryn J. Zox, Thomas H. Platz and James A. Platz are added as Reporting Persons. The business address for all Reporting Persons is: c/o George Cox, Gross, Mendelsohn & Associates, 36 South Charles Street, 18th Floor, Baltimore, Maryland 21201. EKTJ Management LLC was formed to invest its assets for the benefit of its Members in such investments as the Class A Members believe are in the best interest of EKTJ Management LLC. Kathryn J. Zox, Thomas H. Platz and James A. Platz are the only Class A Members of EKTJ Management LLC. Kathryn J. Zox hosts The Kathryn Zox Show which airs on VoiceAmerica Internet Talk Radio. She is an actor and a voice-over talent who works as an independent contractor for radio, television and production companies. Thomas H. Platz is a Registered Architect and owner of Platz Associates. Platz Associates is a multidiscipline design firm providing design and development services for a wide variety of commercial, industrial, medical, retail and residential projects. Platz Associates is located at Two Great Falls Plaza, Auburn, Maine, 04210. James A. Platz is retired.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The citizenship of each Reporting Person is the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented by incorporating herein Items 4 and 5 of this Amendment No. 1.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented as follows:

On or about October 26, 2015, Mrs. Ellen W.P. Wasserman gifted approximately 582,142 shares to each of her children, Kathryn J. Zox, Thomas H. Platz and James A. Platz.

The Reporting Persons do not presently have any plans or proposals which relate to or would result in:

        (a)  The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

        (b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c)  A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d)  Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e)  Any material change in the present capitalization or dividend policy of the Company;

        (f)  Any other material change in the Company's business or corporate structure;

        (g)  Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h)  Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i)  A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

        (j)  Any action similar to any of those enumerated above.

Item 5(a) of this Amendment No. 2 is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)  The responses of the Reporting Persons to rows (11) through (13) of the cover page of this Amendment No. 1 are incorporated herein by reference. Accordingly, as of the filing date of this Amendment No. 1: (i) EKTJ Management LLC was the beneficial owner of 1,400,000 shares of Common Stock, representing approximately 5.2% of the outstanding Common Stock of the Company; (ii) Kathryn J. Zox was the beneficial owner of 870,269 shares of Common Stock, representing approximately 3.2% of the outstanding Common Stock of the Company; (iii) Thomas H. Platz was the beneficial owner of 903,467 shares of Common Stock, representing approximately 3.4% of the outstanding Common Stock of the Company; and (iv)  James A. Platz was the beneficial owner of 916,667 shares of Common Stock, representing approximately 3.4% of the outstanding Common Stock of the Company (all based on the number of shares of Common Stock outstanding as of August 4, 2015 (26,898,443), as reported in the Quarterly Report on Form 10-Q filed with the SEC by the Company on August 4, 2015).

         In addition, as of the date hereof, the Reporting Persons along with the following persons have agreed to act together for purposes of voting the equity securities of the Company and therefore may be deemed a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (and the shares following such persons' name are those owned or controlled by such person or any immediate family member of such person): Ellen W.P. Wasserman (based upon a Schedule 13D Amendment No. 2 filed with the SEC on or about the date hereof, 3,324,544 shares held in trust); Patricia G. Ross Weis (based upon a Schedule 13D Amendment No. 2 filed with the SEC on or about the date hereof, 233,850 shares); Jonathan H. Weis (based upon a Schedule 13D Amendment No. 1 filed with the SEC on or about the date hereof, 7,241,253 shares); Jennifer Weis (based upon a Schedule 13D filed with the SEC on or about the date hereof, 1,281,010 shares); and Colleen Ross Weis (based upon a Schedule 13D filed with the SEC on or about the date hereof, 1,248,100.5 shares). Accordingly, as of the date hereof, such group may be deemed to beneficially own an aggregate of 17,419,160.5 shares of Common Stock representing approximately 64.8% of the outstanding Common Stock.

         (b)  EKTJ Management LLC has sole voting and dispositive power over all 1,400,000 shares of Common Stock held. As defined in the Operating Agreement of EKTJ Management LLC, these powers are controlled by the Class A Members.

         Kathryn J. Zox, Thomas H. Platz and James A. Platz have sole voting and dispositive power over the shares they individually own, as identified in Item 5(a) above.

         The responses of the Reporting Persons to Item 5(a) hereof are incorporated herein by reference.

         (c) None of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

        (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby supplemented by incorporating herein Items 4 and 5(a) of this Amendment No. 1. An agreement among the Reporting Persons with respect to the filing of this Amendment No. 1 is attached hereto as Exhibit 1.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No. 1     Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2016

EKTJ MANAGEMENT LLC

By:   /s/ Kathryn J. Zox
         Kathryn J. Zox

By:   /s/ Thomas H. Platz
        Thomas H. Platz

By:   /s/ James A. Platz
        James A. Platz

/s/ Kathryn J. Zox
Kathryn J. Zox

/s/ Thomas H. Platz
Thomas H. Platz

/s/ James A. Platz
James A. Platz